10029583

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-17883 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXA Advisors, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1290 Avenue of the Americas
(No. and Street)

New York (City) NY (State) 10104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Irina Gyrla 212-314-5314
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 01 2010
BRANCH OF REGISTRATIONS AND EXAMINATIONS
10

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Irina Gyrla, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXA Advisors, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Assistant Vice President

Title

Notary Public

SUSAN L. VESEY
Notary Public, State of New York
No. 01VE6104103
Qualified in Queens County
Commission Expires Jan. 12, 2012

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss) or Operations.
☒ (d) Statement of Changes in Financial Condition or Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital or Member's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# AXA Advisors, LLC

**(A wholly owned subsidiary of AXA Distribution Holding Corporation)**

**Statement of Financial Condition**

**December 31, 2009**

# AXA Advisors, LLC
**(A wholly owned subsidiary of AXA Distribution Holding Corporation)**
**Index**
**December 31, 2009**

**Page(s)**

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

**Report of Independent Auditors**

To the Board of Directors and Member of
AXA Advisors, LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of AXA Advisors, LLC at December 31, 2009 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 22, 2010

# AXA Advisors, LLC
## (A wholly owned subsidiary of AXA Distribution Holding Corporation)
## Statement of Financial Condition
## December 31, 2009

| | |
|---|---|
| **Assets** | |
| Cash and cash equivalents | $ 51,204,742 |
| Receivable from affiliates | 4,317,237 |
| Receivable from sponsors and broker-dealers | 4,871,200 |
| Securities owned, at fair value | 603,198 |
| Deferred acquisition costs, net of accumulated amortization and impairment of $1,919,282 | 1,368,048 |
| Prepaids and other assets | 1,620,785 |
| Total assets | $ 63,985,210 |
| **Liabilities and Member's Capital** | |
| Liabilities | |
| Payable to affiliates | $ 10,275,771 |
| Payable for concessions, commissions and fees | 6,278,710 |
| Deferred revenue | 6,067,921 |
| Other liabilities | 2,275,160 |
| Total liabilities | 24,897,562 |
| Member's Capital | |
| Total member's capital | 39,087,648 |
| Total liabilities and member's capital | $ 63,985,210 |

The accompanying notes are an integral part of the statement of financial condition.

## 1. Organization

AXA Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly-owned subsidiary of AXA Distribution Holding Corporation ("Holding"), and an indirect subsidiary of AXA Equitable Financial Services, LLC, whose parent is AXA Financial, Inc. ("AXF"). AXF is a wholly-owned subsidiary of AXA, a French holding company for an international group of insurance and related financial services companies.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is also a registered investment advisor under the Investment Advisors Act of 1940. Its principal businesses are the distribution of shares of investment products, primarily mutual funds offered by affiliates and third parties, as well as the sale of brokerage products and variable life insurance and annuity contracts issued by AXA Equitable Life Insurance Company ("AXA Equitable"), MONY Life Insurance Company ("MONY Life"), and MONY Life Insurance Company of America ("MLOA"), wholly-owned indirect subsidiaries of AXF. The Company focuses on the development and management of retail customers and currently offers a variety of asset management accounts with related services, as well as money management products such as asset allocation programs and advisory accounts. Retail distribution of products and services is accomplished by financial professionals ("FP's") registered with AXA Network, LLC ("AXN"), an affiliate, and the Company.

In December 2006, the Company reached a five-year agreement with LPL Financial Corporation (formerly Linsco Private Ledger, "LPL"), an independent brokerage firm, to provide clearing and certain back-office brokerage services. LPL began providing these services to the Company on August 15, 2007. The agreement will renew automatically for additional twenty-four month terms unless terminated under the conditions of the agreement.

## 2. Summary of Significant Accounting Policies

### Basis of Presentation

The accompanying statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions (including normal, recurring accruals) that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

The Company estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables and payables) approximates their carrying value, as these instruments are short-term in nature.

### Accounting Changes
Effective May 2009, the new guidance for Subsequent Events established general principles for evaluation, recognition, and disclosure of events or transactions that occur after the balance sheet date but before the financial statements are issued. The new guidance does not significantly change the accounting for, or the reporting of subsequent events, but requires that explicit disclosure be made of the date through which subsequent events have been evaluated and the basis for that date. This guidance is applied in this statement of financial condition.

### FASB Accounting Standards Codification
On June 30, 2009 the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update No. ("ASU") 2009-01 to the FASB Accounting Standards Codification ("ASC" or the "Codification") establishing the Codification as the source of authoritative principles and standards recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with U.S. GAAP. SEC rules and interpretative releases continue to be sources of authoritative U.S. GAAP for SEC registrants. Going forward, the FASB will issue ASUs instead of Statements, FASB Staff Positions ("FSPs") or Emerging Issues Task Force ("EITF") abstracts. While not authoritative in their own right, ASUs will serve to update the Codification, provide background information about the guidance, and provide the rationale for the change(s) in the Codification.

The Codification is effective for financial statements issued for interim and annual periods ending after September 15, 2009. References to authoritative accounting guidance made in this financial statement reflect either FASB Codification topic or sub-topic description, as appropriate.

The Codification did not have an effect on the Company's financial condition.

### Revenue Recognition
Securities transactions and related commission revenues and expenses and receivables and payables are recorded on a trade date basis. Securities transactions executed but not yet due for settlement as of December 31, 2009 are reflected in the Statement of Financial Condition and were subsequently settled after December 31, 2009. Fee revenue on advisory accounts is charged to customers quarterly based on their assets under management.

### Cash and Cash Equivalents
The company considers all highly liquid investments with original maturities of three months or less to be cash equivalents. As of December 31, 2009 the cash held at banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Investments in money market funds are considered cash equivalents. The carrying amount of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2009 include investments in two money market funds totaling $46,772,014 that are held at two major U.S. financial institutions. Given this concentration, the Company may be exposed to certain credit risk. Interest income is accrued as earned.

**Securities Owned**
Securities owned are reported in the Statement of Financial Condition at fair value.

**Prepaids and Other Assets**
Prepaids and other assets includes $1,323,900 of chargebacks to FP's for technology costs billed to the Company by LPL, net of an allowance for doubtful accounts of $624,000. The allowance is maintained at a level that the Company estimates to be sufficient to absorb potential losses and is based on several factors, including a continuous assessment of the aging of each account based on the historical collectability of these receivables.

**Income Taxes**
The Company is included in the consolidated federal income tax return filed by AXF and the consolidated state and local income tax returns filed by Holding. Federal income taxes are calculated as if the Company filed on a separate return basis, and the amount of current taxes or benefit calculated is either remitted to or received from Holding. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. Under the state tax sharing agreement with Holding, the Company computes its state tax liability as if the Company filed state tax returns on a separate-return basis; if the Company's tax attributes are utilized by Holding to reduce Holding's state tax liability, the Company will be reimbursed.

**Deferred Acquisition Costs**
The Company evaluates long-lived assets for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Deferred acquisition costs relate to estimated future revenues that arose out of AXF's acquisition of The MONY Group Inc. ("MONY"). No events or changes in circumstances occurred during 2009 that would require an impairment charge.

**Deferred Revenue**
Deferred revenue includes $5,774,052 related to contractual payments associated with the transfer of the clearing and back-office services to LPL. This revenue will be recognized over the life of the contract. The remaining $293,869 relates to monies received from clients for the production of financial plans not yet completed. Revenue is recognized when the plan is completed and delivered to the client.

**Insurance Recoveries**
Recoveries of legal settlements through the Company's fidelity bond policy are recorded in the period received or determined to be assured.

**Subsequent Events**
Events and transactions subsequent to the balance sheet date have been evaluated by management, for purpose of recognition or disclosure in this financial statement, through February 22, 2010, the date that this financial statement was available to be issued.

### 3. Fair Value Disclosure

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a fair value hierarchy that requires an entity to maximize the use of observable inputs and to minimize the use of unobservable inputs when measuring fair value, and identifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.
- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

| | Assets measured at fair value on a recurring basis | | | |
|---|---|---|---|---|
| **December 31, 2009** | **Level 1** | **Level 2** | **Level 3** | **Total** |
| **Assets** | | | | |
| Cash equivalents | 46,772,014 | - | - | 46,772,014 |
| Securities | 372,998 | | 230,200 | 603,198 |
| **Total Assets** | 47,145,012 | - | 230,200 | 47,375,212 |

Cash equivalents classified as Level 1 include investments in money market funds, for which there are quoted prices in active markets. Securities classified as Level 1 include mutual funds for which there are quoted prices in active markets.

Securities classified as Level 3 include auction rate securities for which quoted prices are not available. In order to estimate fair value, the Company used a third-party pricing service.

### 4. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2009, the Company had net capital of $25,170,192 which exceeded required net capital of $1,659,838 by $23,510,354, and the Company's ratio of aggregate indebtedness to net capital was 0.99 to 1.

## 5. Transactions with Affiliates

On November 18, 2009, the Company made a cash distribution of $10,000,000 to Holding.

On July 8, 2004, AXF acquired The MONY Group and its subsidiaries, including MONY Securities Corporation ("MSC"), a broker-dealer. Effective June 6, 2005, MSC's FP's were re-registered to become registered representatives of the Company, and MSC's retail clientele became customers of the Company. On that date, the Company purchased from MSC the estimated future renewal revenues of MSC client accounts for $3,287,330. The amount, classified as deferred acquisition costs in the Statement of Financial Condition, was deferred and amortized over the expected future benefit period. The Company's management performed an estimated revaluation of the expected fair value of the assets at December 31, 2006 and as a result recognized an impairment which reduced the net book value of the asset to $2,052,048.

In 2009, the Company earned concessions and fees for products offered by its affiliate, AllianceBernstein LP ("Alliance"). A receivable due from Alliance of $2,269,800 is included in Receivable from affiliates as of December 31, 2009.

Pursuant to the Agreement for Cooperative and Joint Use of Personnel, Property and Services, and the Distribution and Servicing Agreement, AXA Equitable provides the Company with personnel to perform management, administrative, clerical and sales services and makes available the use of certain property and facilities. At December 31, 2009, the Company had a payable of $20,643 due to AXA Equitable classified within Payable to affiliates representing the amount due based on the allocation of operating expenses and pass-thru 12B-1 fees. At December 31, 2009, the Company also had a payable classified within Payable to affiliates of $1,974,627 to reimburse AXN for commissions paid on behalf of the Company.

## 6. Taxes

As a single member limited liability company, the Company is treated as a division of Holding for Federal and most State income tax purposes, not as a separate taxable entity. Tax sharing arrangements between the Company and Holding provide that the amount the Company will either remit to or receive from Holding for its share of Federal and State income taxes is calculated as though the Company was filing separate Federal and State income tax returns. Under the Federal income tax sharing agreement, the Company is reimbursed for the use of its separate company losses or tax credits to the extent there is an aggregate reduction in the consolidated federal tax liability of the AXF affiliated group and it is reasonable to expect the group's liability to be reduced. The Company is reimbursed for the use of such items under the State income tax sharing agreement in the years they actually reduce the consolidated state income tax liability of Holding.

Receivable from affiliates on the Statement of Financial Condition includes a deferred net federal tax asset of $2,047,437. The gross deferred federal tax asset of $2,526,237 resulted from temporary deductible differences related to accrued litigation costs and costs accrued and income deferred in connection with the LPL conversion. The gross deferred federal tax liability of $478,800 resulted from temporary taxable differences related to the purchased estimated renewal revenues of MSC. Payable to affiliates on the Statement of Financial Condition includes a current federal tax liability of $8,280,501.

The effective rate approximates the statutory tax rate of 35%.

The Company has a state and local deferred tax asset of $8,769,700 related to cumulative net operating losses expiring at varying amounts from 2010 through 2027 for which a full valuation reserve has been recorded. The Company has determined that it is more likely than not that the state and local deferred tax asset will not be realized.

As of December 31, 2009, the Company has no liability for uncertain tax positions.

## 7. Off-Balance Sheet Risk

In the normal course of business, the Company may enter into contracts that contain various representations and indemnities including a contract where it executes, as agent, transactions on behalf of customers through a clearing broker on a fully disclosed basis. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be required to discharge the obligation of the nonperforming party and, as a result, may incur a loss if the market value of the underlying security is different from the contract amount of the transaction. The Company has the right to pursue collection or performance from the counterparties who do not perform under the contractual obligations. Although the right of the clearing broker to charge the Company applies to all trades executed through the clearing broker, the Company believes there is no estimable amount assignable to this right or rights under other contracts as any obligation would be based on the future nonperformance by the counterparties. At December 31, 2009, the Company has recorded no liabilities with regards to these rights.

The Company is subject to credit risk to the extent the sponsors and the clearing broker may be unable to repay the amounts owed.

The Company is also subject to business environment risk as its financial performance is highly dependent on the environment in which the business operates.

## 8. Commitments and Contingencies

The Company is involved in various regulatory matters, legal actions and proceedings in connection with its business. Some of the actions and proceedings have been brought on behalf of various claimants and certain of those claimants seek damages of unspecified amounts. For certain specific matters, the Company has provided reserves for the estimated costs to be incurred of $1,095,000, included in Other liabilities in the Statement of Financial Condition. While the ultimate outcome of these matters cannot be predicted with certainty, in the opinion of management, no such matter is likely to have a material adverse effect on the Company's financial position.

PRICEWATERHOUSECOOPERS

**PricewaterhouseCoopers LLP**
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

To the Board of Directors and Member of
AXA Advisors, LLC:

In planning and performing our audit of the financial statements of AXA Advisors, LLC (the "Company") as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the following:

1. The periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. The quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PRICEWATERHOUSECOOPERS

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first, second, and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 22, 2010